UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                          Washington D.C. 20549
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                             FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:


CAMERON AHAD NAZERMOUSSAVI WHFIT
380 HAMILTON AVENUE. #1621
PALO ALTO, CALIFORNIA 94302

Phone: (781)-910 4848.


Name and address of agent for service of process:
Cameron Ahad Nazermoussavi Authorized Representative- UCC 1-207/308 380 Hamilton Avenue. #1621.
Palo Alto, California [94302].

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ].

During the preparation of form N-8A, notification of registration
c/o CAMERON AHAD NAZERMOUSSAVI WHFIT, the trustee was unable to determine full classification as a WHFIT/NMWHFIT, with accuracy.
The trustee will file an amendment to this notification of registration stating its correct classification after review and evaluation of trust assets.

In the matter of public interest the attached Declarations of trust are private and should be treated with confidentiality.

This Notification of Registration Statement is filed pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A. Both requirements of section 8(a), and 8(b) of the Investment Company Act of 1940 are satisfied with the filing of form N-8A.



                                 JURAT

Pursuant to the requirements of the Investment Company Act of 1940 the sponsor/trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the _city of Rohnert Park_ and state of _California_ day of __21st, October_ 2020.



Signature_CAMERON AHAD NAZERMOUSSAVI WHFIT_.
               (Name of Registrant)

BY_______Cameron Ahad Nazeri______________________.
  (Name of sponsor, trustee, or custodian)


_____Authorized Representative- UCC-1 207/308_______.
                 (Title)



Attest: _________J. Lawson___________________.
(Name)

 ______________Notary Public_________________.






This Notification of Registration Statement is filed pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A. Both requirements of section 8(a), and 8(b) of the Investment Company Act of 1940 are satisfied with the filing of form N-8A.

Standard Industrial Classification (SIC)CIK:0001823746. CCC:io@sy2nz Investment Trust Company - 6091,
CAMERON AHAD NAZERMOUSSAVI WHFIT-EIN 61-3242503
Real Estate Investment Trust - 6798,
Asset-Backed Securities - 6189

Trust Identifiers: RE 026 796 737 US -[001.01-999.99].
Notice of Trust: SF3270377
 [Publication dates 07/03/2019-07/17/2019]